[Taft Stettinius & Hollister LLP Letterhead]

BRIDGET C. HOFFMAN

513/357-9363

hoffman@taftlaw.com

September 5, 2008

VIA FEDERAL EXPRESS AND EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street NW

Washington, DC 20549

Re:                            Globalstar, Inc.
Form 10-K for Fiscal Year ended December 31, 2007
Form 10-K/A filed March 17, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 001-33117

Dear Mr. Spirgel:

On behalf of Globalstar, Inc. (the “Company”), we are responding to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 19, 2008 related to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”).

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Form 10-K or the Form 10-Q.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 13, Subsequent Events, page 13

Convertible Notes Offering, page 14

Common Stock Offering and Share Lending Agreement, page 16

1.              We note your response to prior comment 2 and have the following comments:

•                  We note your response to prior comment 2 and have the following comments with respect to your share lending agreement:

•                  Please identify all events whereby the borrower may be required to return cash in lieu of shares. For example, describe in detail what would occur if your stock gets delisted and the borrower is unable to return the borrowed shares to you. Discuss whether this impacts your analysis under EITF 00-19. Note that when analyzing instruments under EITF 00-19, the probability of the event occurring is not a factor.

The potential events whereby the Borrower may be required to return cash in lieu of shares are listed below, along with the Company’s assessment of their effect under EITF 00-19:

1.               Section 4(d) of the Share Lending Agreement provides that if, pursuant to a merger, consolidation, other business combination, reclassification, recapitalization or other corporate action, the Common Stock is exchanged for, or converted into, Reference Property, then the Borrower is required to return the Reference Property instead of the Loaned Shares.

Evaluation of requirements of EITF 00-19

The Company concluded that this condition does not preclude classification of the instrument as equity in accordance with the provisions of paragraph 27 of EITF 00-19.

2.               Section 10(a) provides that if the Borrower is required to return the Loaned Shares to the Lender and the purchase by the Borrower of some or all of such shares would:

•                  be prohibited by any law, rule or regulation or any governmental authority to which it is or would be subject;

•                  violate, or would upon such purchase likely violate, any order of prohibition of any court, tribunal or other governmental authority;

•                  require the prior consent of any court, tribunal or governmental authority prior to any such repurchase; or

•                  subject the Borrower, in the commercially reasonable judgment of the Borrower, to any liability or potential liability under any applicable federal securities laws (other than Section 11 and Section 16(b) of the Exchange Act or illiquidity in the market for Common Stock (each a “Legal Obstacle”));

the Borrower’s obligation to deliver the Loaned Shares is suspended until the Legal Obstacle no longer exists. The Borrower is required to use its reasonable best efforts to remove or cure the Legal Obstacle. If the Borrower is unable to remove or cure the Legal Obstacle within a reasonable period of time under the circumstances, the Borrower is required to pay the value of the Loaned Shares in cash.

Evaluation of requirements of EITF 00-19

Because the event that may lead to cash settlement is not within the control of the Company, the Company believes that the Share Loan constitutes an embedded derivative that should be bifurcated and measured at fair value on the date of inception and subsequently at each reporting period. The fair value of this embedded derivative is based upon certain factors, including the existence of a likelihood that the Borrower will not be able to cure the Legal Obstacle within a reasonable period of time and settle in cash. No Legal Obstacle existed at the date of inception or exists at the current time that might lead to a cash settlement. As such, based upon on the probability of cash settlement, the Company determined the embedded derivative had de minimus fair value at the date of inception and on June 30, 2008.

With respect to the Staff’s comment related to the Borrower’s inability to return the Borrowed Shares upon delisting of the Company’s shares, Section 4(e) of the Share Lending Agreement provides that if the Borrower is unable to satisfy its obligations to deliver any Common Stock due to illiquidity in the market for Common Stock, the Borrower shall, upon prior written notice to the Lender, deliver such Common Stock as promptly as reasonably practicable thereafter. There is no cash settlement in lieu of the Borrowed Shares upon occurrence of such an event.

•                  It is unclear to us how you determined that the fair value of the engagement was immaterial (or whether a fair value was determined as all). In this regard, we note that your statement that the “the terms of the Notes and the Share Lending Agreement would not exist on its own on a stand alone basis in this transaction.” We further note your statement that the “cost of borrowing the Company’s shares was implicit in the interest rate on the notes.” Such statements imply that there is more than nominal value to the share lending agreement since you received a lower interest rate on the notes. It appears that a possible method to determine a fair value of your share lending agreement would be to determine the buy down on the rate. What is the difference between the rate you received and the rate that you would have received on similar notes under the assumption that you did not enter into the share lending agreement concurrently with the notes? Please advise.

The Company would like to clarify the statements cited above by the Staff and describe how it determined that the fair value of the Share Lending Agreement was immaterial.

Because this was the Company’s first offering of convertible notes (or any public debt securities), it could not compare historical offerings to estimate the fair value of the Share Lending Agreement.  Instead, the Company relied on (1) oral discussions with the underwriters at the time of the offering and subsequently and (2) its understanding of some of the assumptions of the investors, described below, that notwithstanding the fact the Notes and the Share Lending Agreement were linked, the coupon rate of the Notes would have been the same with or without the Share Lending Agreement (i.e. there was no buy down on the rate).  In addition, the Company considered the cost to lend the shares (minimal) and the level of revenue from lending the shares (approximately $3,600 if all shares are borrowed).

The Company believes that the majority of investors planned to hedge the Notes while others did not.  Both groups negotiated the 5.75% rate on the Notes and deemed it acceptable to invest.  The Company believes that investors planning to hedge assumed a cost of hedging their long-term positions of the Notes in this regard.  The Company understands that an investor’s cost of hedging is identical if the shares were purchased from the public float in the market or from additional float provided by borrowed shares held by the underwriter and that the cost is predicated upon market conditions.  Therefore, if sufficient shares in the public float were available, the coupon rate on the notes would have been identical.

In this case, the underwriters and the Company agreed it was necessary to utilize the Borrowed Shares because the Company’s public float was small (prior to this transaction, the Company’s Chairman and Chief Executive Officer beneficially owned approximately 60% of the outstanding common stock).  After the Note offering, the Borrowed Shares provided the float required in order to facilitate the short positions requested by the Note holders.

Based upon this analysis, the Company concluded that the fair value of the Share Lending Agreement was immaterial and did not require separate accounting or disclosure.

Exhibits 31.1 and 31.2

  2. Please refer to the introductory paragraph of #4. Revise to refer to the internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Also, please amend your Form 10-Q for the quarterly period ended March 31, 2008 to comply with this comment.

On August 21, 2008, the Company filed amendments to its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 with revised Exhibits 31.1 and 31.2 to comply with this comment.

*                                    *                                         *

The Company acknowledges that:

•                         the Company is responsible for the adequacy of the disclosure in the filing;

•                         staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has additional questions or comments with respect to the Company’s responses or other items, we respectfully request a conference call to discuss.

Sincerely yours,

/s/ Bridget C. Hoffman